UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

June 24, 2026

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 East Green Street Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On June 24, 2026, Miso Robotics, Inc. (the “Company”) announced the acquisition of certain patent and intellectual property assets previously developed by Zume Pizza (the “Zume Assets”). The aggregate purchase price for the Zume Assets was $35,000, which was paid entirely through the issuance of shares of the Company’s common stock. In addition, the seller has the opportunity to earn additional amounts during an earnout period of six years based on third-party licenses or product utilization of the Zume Assets. A copy of the announcement is bing furnished herewith as Exhibit 99.1.

Exhibit No.	Description

99.1	Zume Assets Acquisition Announcement June 24, 2026

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: June 26, 2026